                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*


                         ARC International Corporation
            ------------------------------------------------------
                               (Name of Issuer)

                     Common Stock, no par value per share
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   001905108
                ----------------------------------------------
                                (CUSIP Number)


                                 Jerry Zucker
                         c/o The InterTech Group, Inc.
                             Post Office Box 5205
                    North Charleston, South Carolina  29405
                                (803) 744-5174
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              September 27, 1999
      ------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                               Page 1 of 5 Pages

-----------------------                                    ---------------------
CUSIP No. 001905108                     13D                Page 2 OF 5 PAGES
-----------------------                                    ---------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

 1    Jerry Zucker

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF, OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,447,600

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,447,600

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,447,600

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.1%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 5 Pages

    This Amendment No. 1 ( "Amendment No. 1") amends the Statement on Schedule 13D (the "Schedule 13D") filed on September 17, 1999 by Jerry Zucker. Capitalized terms used herein and not defined herein have the meanings "ascribed" thereto in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Since the filing of the Schedule 13D, Mr. Zucker purchased an aggregate of 85,800 Shares for total consideration of $131,747.45. Such funds were provided from Mr. Zucker's personal funds and/or in part by margin account loans from Morgan Stanley Dean Witter extended in the ordinary course of business.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a)  Amount Beneficially Owned:

               As of the date of this Amendment No. 1, Mr. Zucker beneficially owns 1,447,600 Shares. Based on the 14,279,373 Shares outstanding as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, as of the date of this Amendment No. 1 Mr. Zucker beneficially owns 10.1% of the outstanding Shares.

               (b)  Number of Shares as to which Mr. Zucker has:

                    (i)   Sole power to vote or to direct the vote:

                          1,447,600

                    (ii)  Shared power to vote or to direct the vote:

                          -0-

                    (iii) Sole power to dispose or to direct the disposition
                          of:

                          1,447,600

                    (iv) Shared power to dispose or to direct the disposition of:

                          -0-

               (c) Transactions Within the Past 60 Days: Mr. Zucker engaged in the following transactions in Shares during the past 60 days or since the filing of the Schedule 13D, whichever is less.

                               Page 3 of 5 Pages

              Person Who Effected    Transaction        Number of      Price Per
              the Transaction            Date        Shares Purchased    Share
              ------------------- ------------------ ----------------  ---------
              Jerry Zucker        September 23, 1999      19,900         $   1.5
              Jerry Zucker        September 23, 1999      10,200         $1.4375
              Jerry Zucker        September 23, 1999       8,700         $1.4375
              Jerry Zucker        September 23, 1999       8,000         $1.4375
              Jerry Zucker        September 23, 1999       5,000         $1.4375
              Jerry Zucker        September 27, 1999      14,300         $   1.5
              Jerry Zucker        September 27, 1999      19,700         $ 1.625

              All purchases were effected through unsolicited brokers' transactions on the American Stock Exchange.


          (d) Right to Receive or Power to Direct: No person other than Mr. Zucker has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned beneficially by Mr. Zucker.

          (e) Date Reporting Person Ceased to be 5% Owner: Not applicable.

                               Page 4 of 5 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 28, 1999


                                       /s/ Jerry Zucker
                                       -----------------------------------------
                                       Print Name: Jerry Zucker

                               Page 5 of 5 Pages